Q2 & H1 2018 Results Review July 26, 2018 Exhibit 99.3

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this presentation including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2017, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2017, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with U.S. GAAP. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are presented in our earning releases, which are available in EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements are based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Q2 2018 | Highlights Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated. Additionally: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07) Non-GAAP measures (definition and reconciliation in appendix) As previously announced by the Company on April 16, 2018 Net sales of Industrial Activities unchanged at approximately $28bn Adjusted diluted EPS increased to between $0.67 and $0.71 per share Net industrial debt improved to between $(0.7)bn and $(0.9)bn Operating cash flow of $0.8bn contributed to lowering Net Industrial Debt to $(1.3)bn at June 30, 2018 Adj. diluted EPS (1) at $0.28 per share, up 56%; best quarterly performance since 2014 Moody’s improved the outlook to positive from stable for both CNH Industrial NV and CNH Industrial Capital LLC (affirmed the Ba1 rating to both) Continued profitability improvement in all industrial segments with y-o-y Adjusted EBIT and Margin growth Sustained investment in new products and technology with Capex up 7% and R&D up 15% vs. previous year Positive impact of a healthcare plan following the favorable judgment issued by the United States Supreme Court (2) UPDATED FY 2018E GUIDANCE

# Q2 2018 | Industry and Company unit performances

4

INDUSTRY ACTUALS (Units)




| AG | | NAFTA | EMEA | LATAM | APAC |
|---|---|---|---|---|---|
| Tractors | 0-140 HP | 9% | (1%) | (2%) | 11% |
| | 140+ HP | 9% | | | |
| Combines | | 26% | 4% | 25% | 6% |

- **Worldwide Tractors and Combines industry up 9% vs. last year**
- Deliveries were up 18% in Tractors and 26% in Combines on a worldwide basis
- Production up 9% vs. last year, flat to retail on worldwide basis, with NAFTA row crop overproduction vs. retail at 14%
  - Worldwide company inventory (units equivalent) was slightly up in Tractors and up 19% in Combines due to a positive order book development for Q3 in NAFTA and in support of a Q3 improving industry outlook in Brazil




| CE | NAFTA | EMEA | LATAM | APAC |
|---|---|---|---|---|
| Light | 15% | 8% | 12% | 34% |
| Heavy | 25% | 8% | 6% | 47% |

- **Worldwide Light and Heavy industry up 20% and 34% respectively vs. last year**
- Deliveries were up 19% in Light and 20% in Heavy on a worldwide basis
- Production up 25% vs. last year resulting in an overproduction vs. retail at 12% on worldwide basis in line with an healthy order book, up approximately 15% compared to the prior year period
  - Worldwide company inventory (units equivalent) was up 10%



| CV | NAFTA | EMEA | LATAM | APAC |
|---|---|---|---|---|
| Trucks (1) | - | 11% | 28% | 7% |

- **Trucks: EMEA industry up 11% with all main countries up year-over-year; LATAM up 28% with Brazil up 45% and Argentina down 3%**
- Trucks market share in Europe at 12.2% (down 0.4 p.p. vs. last year)
- CV production flat vs. retail on a worldwide basis
  - CV worldwide company inventory (units equivalent) was down 3% vs. last year
- Trucks book-to-bill at 0.8 in EMEA and 1.3 in LATAM

NOTE: Total Industry Volume Q2 2018 vs. Q2 2017 reflecting aggregate for key markets where Company competes
(1) Trucks >3.5t

CNH INDUSTRIAL

Q2 & H1 2018 Results Review

July 26th, 2018

# FY 2018E | Industry outlook

5

## INDUSTRY OUTLOOK (Units)

| AG | | | NAFTA | EMEA | LATAM | APAC |
|---|---|---|---|---|---|---|
| Tractors |  | 0-140 HP | Flat - 5% | (5%) - (10%) | Flat - 5% | ~5% |
| | | 140+ HP | ~5% | | | |
| Combines |  | | ~10% | ~5% | Flat - 5% | ~10% |

| CE | | NAFTA | EMEA | LATAM | APAC |
|---|---|---|---|---|---|
| Light |  | 5% - 10% | 5% - 10% | Flat | 15% - 20% |
| Heavy |  | ~10% | 5% - 10% | Flat | 15% - 20% |

| CV | | NAFTA | EMEA | LATAM | APAC |
|---|---|---|---|---|---|
| Trucks (1) |  | - | ~5% | 15% - 20% | ~5% |

NOTE: Total Industry Volume FY 2018E vs. FY 2017 reflecting aggregate for key markets where Company competes
(1) Trucks >3.5t

## Key Highlights

- AG markets performing as expected with strong order boards especially in NAFTA row crop
  - Commodity prices remain at low levels
  - NAFTA at replacement demand level
  - "Tractor Mother Regulation" skews data in EMEA
- CE market better than expected in all regions (excluding LATAM) due to general end market construction activity
  - Sector indicators mostly positive
  - Monitoring steel tariffs effect on material cost inflation
- CV market remains at high level in EMEA and recovering off low base in Brazil

CNH INDUSTRIAL

Q2 & H1 2018 Results Review

July 26th, 2018

Q2 2018 | Product & Manufacturing
6

**New product launches and continued cost savings measures help solidify 2018 guidance**



### Iveco Defence Vehicles

Awarded contract to deliver amphibious platform to the US Marine Corps in partnership with BAE Systems



### CASE IH

Case IH presented the new range of A8810 sugar cane harvesters, which feature single and double-alternating-spacing models


STRALIS
X-WAY

### Iveco

IVECO presented the new Stralis X-WAY line-up and its sustainable vehicle ranges for the construction industry at Paris Intermat 2018

### Cost Savings Continues

The New Holland Jesi plant in Italy achieves Silver Level designation in World Class Manufacturing



### CASE Construction Equipment

The G-Series Waste Handler wheel loader range now includes four models: the existing 621G and 721G, and the new 821G and 921G – all in Waste Handler version. Main feature: the most modern wheel loader cab in the industry; unique layout with rear-mounted engine; unique Hi-eSCR technology; efficient power transmission



CNH INDUSTRIAL
Q2 & H1 2018 Results Review
July 26th, 2018

Q2 2018 | Financial Summary (1) Non-GAAP measures (definition and reconciliation in appendix) Q2 2018   Q2 2017   Δ   U.S. GAAP Revenues ($mn) 8,045 7,003 14.9% Net Sales | Industrial Activities ($mn) 7,579 6,525 16.2% Net Income ($mn) 408 236 72.9% Diluted EPS ($) 0.29 0.17 0.12 Non – GAAP (1) Adjusted EBIT | Industrial Activities ($mn) 571 396 44.2% Adjusted EBIT Margin | Industrial Activities (%) 7.5% 6.1% 1.4 p.p. Adjusted EBITDA | Industrial Activities ($mn) 843 650 29.7% Adjusted EBITDA Margin | Industrial Activities (%) 11.1% 10.0% 1.1 p.p. Adjusted Effective Tax Rate 23% 34% 11 p.p. Adjusted Net Income ($mn) 397 255 55.7% Adjusted Diluted EPS ($) 0.28 0.18 0.10 Jun 30, 2018 Mar 31, 2018 Δ Net Industrial (Debt) ($mn) (1.3) (1.9) 0.6 Available Liquidity ($mn) 8.4 7.6 0.7 Note: Numbers may not add due to rounding

Q2 2018 | Industrial Activities Net Sales Net Sales split (1) BY REGION BY SEGMENT NAFTA EMEA LATAM APAC AG CE CV PT (1) Note: Net Sales: Excluding Other Activities, Unallocated Items & Adjustment & Eliminations BY CURRENCY EUR 45% USD 27% BRL 6% CAD 4% GBP 2% AUD 3% OTHER 13% Note: Numbers may not add due to rounding (*) Note: @CC means at constant currency ($mn) 6,525 507 145 154 15 12 7,359 220 7,579 Q2 2017 AG CE CV PT ELIM & OTHER Q2 2018 @ CC (*) FX TRANSLATION Q2 2018 CHANGE IN NET SALES AT CONSTANT CURRENCY 834 +12.8% Net Sales walk

Q2 2018 | Industrial Activities Adj. EBITDA & Adj. EBIT walk Non-GAAP measures (definition and reconciliation in appendix) 650 254 396 135 26 20 11 (17) 571 272 843 Adj. EBITDA D&A Adj EBIT AG CE CV PT ELIM & OTHER (*) Adj EBIT D&A Adj EBITDA Q2 2017 Q2 2018 CHANGE IN ADJUSTED EBIT 175 44.2% 10.0% 6.1% 7.5% 11.1% (*) Including unallocated items ($mn)

Cash Flow | Change in Net Industrial Debt ($mn) (1,923) 843 (128) 240 (145) (97) (32) (281) 232 (1,291) Mar 31, 2018 IA | ADJ EBITDA CASH INTEREST AND TAXES CHANGE IN WORKING CAPITAL CHANGE IN PROVISIONS & OTHERS (1) PP&E CAPEX (2) OTHER CHANGES DIVIDENDS & EQUITY CHANGES (3) FX & OTHER (4) Jun 30, 2018 Q2 ’18 | Change in Net Industrial Debt 632 Q2 ’18 | Operating Cash Flow 810 Q2 ’18 | Net Industrial Cash Flow 681 (1) Including other cash flow items related to operating lease and buy-back activities (2) Excluding assets sold under buy-back commitments and assets under operating leases (3) Including share buy-back transactions (4) In the three months ended June 30, 2017, this item also includes the charge of $17 million related to the early redemption of all outstanding Case New Holland Industrial Inc. 7⅞% Senior Notes due 2017 (2,170) 650 (93) 49 (94) (91) 1 (169) (195) (2,112) Mar 31, 2017 Jun 30, 2017

Financial Services (*) Including unconsolidated JVs Managed Portfolio (*) & Retail Originations (*) $25.6bn Q2 ’18 retail originations at $2.6bn, relatively flat compared to June 30, 2017 Managed portfolio at $25.9bn, up $0.3bn compared to June 30, 2017 (up $0.8bn on a constant currency basis) $25.9bn June 30, 2017 June 30, 2018 Retail Wholesale Operating Lease Delinquencies on Book (>30 Days) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 2015 2016 2017 2018 (**) RoA defined as: EBIT / average managed receivables annualized Net Income ($mn) 87 Net income was up $15mn primarily due to stronger performances in NAFTA, EMEA and LATAM 102 Q2 ’18 Profitability ratios: Gross Margin / Average Assets On-Book = 3.5% RoA (**) = 2.2%

AG | Financial Results Adj. EBITDA & Adj. EBIT walk ($mn) NAFTA EMEA LATAM APAC TRACTORS COMBINES OTHERS 2,766 3,312 Change vs. prior year Change vs. prior year 12.2% 9.4% 12.0% 14.3% Favorable volume and mix primarily in NAFTA and EMEA, sustained net price realization (including reduction in interest compensation to FS) and positive industrial absorption Raw material cost increase offset by manufacturing efficiencies Increase in SG&A expenses and R&D spending up 10% vs. Q2 2017 337 76 261 72 72 0 (10) (7) 8 396 76 472 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA Q2 2017 Q2 2018 Net Sales 19.7%

CE | Financial Results Adj. EBITDA & Adj. EBIT walk Net Sales ($mn) NAFTA EMEA LATAM APAC LIGHT HEAVY OTHERS n.m. 650 799 Change vs. prior year Change vs. prior year 3.5% 1.1% 4.1% 6.0% Higher volume, favorable product mix, positive net price realization and positive industrial absorption Raw material cost increase 23 16 7 24 12 (12) (0) (1) 3 33 15 48 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D FX | OTHER Adj. EBIT D&A Adj. EBITDA Q2 2017 Q2 2018 22.9%

CV | Financial Results Adj. EBITDA & Adj. EBIT walk ($mn) NAFTA EMEA LATAM APAC n.m. TRUCKS BUSES OTHERS (1) 2,598 2,889 Change vs. prior year Change vs. prior year 7.8% 2.8% 3.2% 8.3% Favorable volume and mix primarily in buses, and positive net price realization in EMEA and LATAM in trucks Increased product development spending (up 24% vs. last year) (1) Others are “Specialty vehicles” 203 131 72 7 17 2 4 (10) 0 92 147 239 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA Q2 2017 Q2 2018 Net Sales 11.2%

PT | Financial Results Adj. EBITDA & Adj. EBIT walk ($mn) NAFTA EMEA LATAM APAC ENGINES TRANSM. AXLES 128 31 97 3 5 (4) (2) 9 108 33 141 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX | PRICING NET PROD COST SG&A R&D FX | OTHER Adj. EBIT D&A Adj. EBITDA Q2 2017 Q2 2018 Change vs. prior year Change vs. prior year 11.3% 8.5% 8.9% 11.6% 3rd Parties sales Favorable product mix and manufacturing efficiencies Increased SG&A expenses and product development spending 1,136 1,218 Net Sales 49% 47% 7.2%

FY 2018E US GAAP Financial Targets

FY 2018E | US GAAP Financial Targets (1) 2018 guidance does not include any impacts deriving from the gain resulting from the modification of the healthcare plan in the U.S. previously mentioned and anticipated on April 16, 2018 as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2018 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 13, 2018 (2)Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain FY 2018E Guidance (1): April ‘18 Revised July ‘18 Net Sales of Industrial Activities ~ $28bn Unchanged ~ $28bn Adjusted diluted EPS (2) $0.65 - $0.67 Raised to $0.67 - $0.71 Net Industrial Debt $(0.8)bn - $(1.0)bn Decreased to $(0.7)bn - $(0.9)bn As a result of the sustained profitability improvement in the second quarter, CNH Industrial is updating its guidance for the full year 2018 as follows:

Appendix

H1 2018 | Financial Summary (1) Non-GAAP measures (definition and reconciliation in appendix) H1 2018   H1 2017   Δ   U.S. GAAP Revenues ($mn) 14,818 12,788 15.9% Net Sales | Industrial Activities ($mn) 13,879 11,815 17.5% Net Income ($mn) 610 282 116% Diluted EPS ($) 0.43 0.20 0.23 Non – GAAP (1) Adjusted EBIT | Industrial Activities ($mn) 832 537 54.9% Adjusted EBIT Margin | Industrial Activities (%) 6.0% 4.5% 1.5 p.p. Adjusted EBITDA | Industrial Activities ($mn) 1,390 1,041 33.5% Adjusted EBITDA Margin | Industrial Activities (%) 10.0% 8.8% 1.2 p.p. Adjusted Effective Tax Rate 24% 40% 16 p.p. Adjusted Net Income ($mn) 601 310 94% Adjusted Diluted EPS ($) 0.43 0.22 0.21 Jun 30, 2018 Dec 31, 2017 Δ Net Industrial (Debt) ($mn) (1.3) (0.9) (0.4) Available Liquidity ($mn) 8.4 9.4 (1.0) Note: Numbers may not add due to rounding

Industrial Activities | Net Sales split Agricultural Equipment Q2 2018 | Split Chg. vs. Q2 ‘17 Construction Equipment Q2 2018 | Split Chg. vs. Q2 ‘17 By region: By region: NAFTA 32% 21% NAFTA 50% 16% EMEA 42% 24% EMEA 20% 21% LATAM 11% 1% LATAM 12% 35% APAC 15% 20% APAC 18% 39% By product: By product: TRACTORS 57% 18% LIGHT 50% 24% COMBINES 23% 26% HEAVY 48% 26% OTHERS 20% 19% OTHERS 2% n.m. Commercial Vehicles Q2 2018 | Split Chg. vs. Q2 ’17 Powertrain Q2 2018 | Split Chg. vs. Q2 ‘17 By region: By region: NAFTA n.n. n.m. NAFTA 3% 20% EMEA 85% 15% EMEA 70% 4% LATAM 8% 12% LATAM 5% (7%) APAC 7% (22%) APAC 22% 24% By product: By product: TRUCKS 75% 9% ENGINES 91% 9% BUSES 19% 31% TRANSM. 7% (8%) OTHERS 6% (15%) AXLES 2% 2% Note: Numbers may not add due to rounding

Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment (US GAAP) (1) For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” Q2 2018 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1) 306 102 408 Add back: Interest expenses of Industrial Activities, net of interest income and eliminations 88 - 88 Foreign exchange (gains) losses, net 97 - 97 Finance and non-service component of Pension and other post-employment benefit costs (4) - (4) Income tax expense 79 39 118 Adjustments: Restructuring expenses 1 - 3 1 - 5 - 5 Adjusted EBIT 396 33 92 108 (58) 571 141 712 Depreciation and Amortization 75 15 53 33 1 177 2 179 Depreciation of assets under operating leases and assets sold with buy-back commitments 1 - 94 - - 95 60 155 Adjusted EBITDA 472 48 239 141 (57) 843 203 1,046 ($mn)

Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment (US GAAP) (1) For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” ($mn) Q2 2017 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1) 149 87 236 Add back: Interest expenses of Industrial Activities, net of interest income and eliminations 121 - 121 Foreign exchange (gains) losses, net 24 - 24 Finance and non-service component of Pension and other post-employment benefit costs 22 - 22 Income tax expense 69 41 110 Adjustments: Restructuring expenses 5 1 4 1 - 11 1 12 Adjusted EBIT 261 7 72 97 (41) 396 129 525 Depreciation and Amortization 76 16 53 31 - 176 1 177 Depreciation of assets under operating leases and assets sold with buy-back commitments - - 78 - - 78 63 141 Adjusted EBITDA 337 23 203 128 (41) 650 193 843 Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment (US GAAP) (1) For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” H1 2018 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1) 405 205 610 Add back: Interest expenses of Industrial Activities, net of interest income and eliminations 181 - 181 Foreign exchange (gains) losses, net 122 - 122 Finance and non-service component of Pension and other post-employment benefit costs 14 - 14 Income tax expense 102 79 181 Adjustments: Restructuring expenses 1 - 6 1 - 8 - 8 Adjusted EBIT 582 33 141 203 (127) 832 284 1,116 Depreciation and Amortization 154 31 108 67 1 361 3 364 Depreciation of assets under operating leases and assets sold with buy-back commitments 1 - 196 - - 197 126 323 Adjusted EBITDA 737 64 445 270 (126) 1,390 413 1,803 ($mn)

Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment (US GAAP) (1) For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” ($mn) H1 2017 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1) 108 174 282 Add back: Interest expenses of Industrial Activities, net of interest income and eliminations 224 - 224 Foreign exchange (gains) losses, net 56 - 56 Finance and non-service component of Pension and other post-employment benefit costs 45 - 45 Income tax expense 82 79 161 Adjustments: Restructuring expenses 10 4 7 1 - 22 2 24 Adjusted EBIT 376 (24) 89 171 (75) 537 255 792 Depreciation and Amortization 155 32 104 61 - 352 2 354 Depreciation of assets under operating leases and assets sold with buy-back commitments - - 152 - - 152 128 280 Adjusted EBITDA 531 8 345 232 (75) 1,041 385 1.426 Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment (US GAAP) (1) For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” ($mn) Q3 2017 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1) (26) 86 60 Add back: Interest expenses of Industrial Activities, net of interest income and eliminations 144 - 144 Foreign exchange (gains) losses, net 41 - 41 Finance and non-service component of Pension and other post-employment benefit costs 24 - 24 Income tax expense 22 40 62 Adjustments: Restructuring expenses 2 - 51 - - 53 - 53 Adjusted EBIT 173 2 43 88 (48) 258 126 384 Depreciation and Amortization 82 16 54 32 - 184 2 186 Depreciation of assets under operating leases and assets sold with buy-back commitments - - 80 - - 80 70 150 Adjusted EBITDA 255 18 177 120 (48) 522 198 720 Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment (US GAAP) (1) For Industrial Activities, net income / (loss) net of “ Results from intersegment investments” ($mn) Q4 2017 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1) (244) 192 (52) Add back: Interest expenses of Industrial Activities, net of interest income and eliminations 114 - 114 Foreign exchange (gains) losses, net 27 - 27 Finance and non-service component of Pension and other post-employment benefit costs 33 - 33 Income tax expense 311 (77) 234 Adjustments: Restructuring expenses 2 - 11 2 - 15 1 16 Adjusted EBIT 242 6 63 101 (64) 348 116 464 Depreciation and Amortization 78 17 54 35 - 184 1 185 Depreciation of assets under operating leases and assets sold with buy-back commitments - - 96 - - 96 99 195 Adjusted EBITDA 320 23 213 136 (64) 628 216 844 Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

Q2 and H1 2018

27

Reconciliation of Adj. net income and Adj. income tax (expense) to Net Income (loss) and Income tax (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP

($mn)

| H1 2018 | H1 2017 | | Q2 2018 | Q2 2017 |
|---|---|---|---|---|
| 610 | 282 | **Net income (loss)** | 408 | 236 |
| (12) | 41 | Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a) | (15) | 29 |
| 3 | (13) | Adjustments impacting Income tax (expense) (b) | 4 | (10) |
| 601 | 310 | **Adjusted net income** | 397 | 255 |
| 583 | 302 | Adjusted net income attributable to CNH Industrial N.V. | 385 | 250 |
| 1,364 | 1,366 | Weighted average shares outstanding – diluted (million) | 1,361 | 1,367 |
| 0.43 | 0.22 | **Adjusted diluted EPS ($)** | 0.28 | 0.18 |
| 749 | 398 | **Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates** | 503 | 319 |
| (12) | 41 | Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a) | (15) | 29 |
| 737 | 439 | **Adjusted income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)** | 488 | 348 |
| (181) | (161) | **Income Tax (expense)** | (118) | (110) |
| 3 | (13) | Adjustments impacting Income tax (expense) (b) | 4 | (10) |
| (178) | (174) | **Adjusted income tax (expense) (B)** | (114) | (120) |
| 24% | 40% | **Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)** | 23% | 34% |

Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

CNH INDUSTRIAL

Q2 & H1 2018 Results Review

July 26th, 2018

Q2 and H1 2018 H1 2018   H1 2017   Q2 2018   Q2 2017   (a) Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates 8 24 Restructuring expenses 5 12 - 17 Cost of repurchase/early redemption of Notes - 17 (20) - Pre-Tax gain related to the modification of certain healthcare benefits in the U.S. (20) - (12) 41 Total (15) 29   (b) Adjustments impacting Income tax (expense) 3 (13) Tax effect of adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates 4 (10) 3 (13) Total 4 (10) ($mn) Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07). Reconciliation of Adj. net income and Adj. income tax (expense) to Net Income (loss) and Income tax (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP

Capex (1) (1) Excluding assets sold under buy-back commitments and assets under operating leases Q2 2018 Q2 2017 Investments in property, plant and equipment, and intangible assets (1) (97) (91) Breakdown by Category NEW PRODUCT & TECHNOLOGY 46% 33% MAINTENANCE & OTHER 47% 56% INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS 7% 11% Breakdown by Segment AGRICULTURAL EQUIPMENT 44% 46% CONSTRUCTION EQUIPMENT 7% 6% COMMERCIAL VEHICLES 36% 33% POWERTRAIN 13% 15% ($mn)

Reconciliation to Operating Cash Flow (US GAAP) (*) Not included in Net Industrial Debt definition Q2 2018 Q2 2017 H1 2018 H1 2017 Net Cash provided by (used in) Operating Activities 947 781 393 522 Change in Derivatives hedging debt (*) 1 (2) (3) (7) Expenditures on Buyback and Op Lease Assets (138) (267) (334) (496) Operating Cash Flow 810 512 56 19 ($mn) Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07). Industrial Activities

# Liquidity & Debt Maturity

31



Available Liquidity ($bn)
Debt Maturity Schedule (1) ($bn)
8.4
(2.0)
(2.3)
(2.0)
(2.1)
(1.4)
(2.9)
As of 06/30/18
6M 2018
2019
2020
2021
2022
Beyond
Cash
Undrawn M/T unsecured Committed Lines
Bank Debt
Capital Market
Other

## Q2 2018 | Highlights

- Available liquidity at June 30, 2018 was $8.4bn, compared to $7.6bn at Mar 31, 2018
  - $5.2bn of cash & cash equivalents (2)
  - $3.1bn undrawn under medium-term committed unsecured credit lines

On April 27, 2018, Moody's Investors Service ("Moody's") affirmed the Ba1 corporate family rating of CNH Industrial N.V., and the Ba1 senior unsecured rating of CNH Industrial Capital LLC raising the outlook to positive from stable for both companies. At the same time, Moody's upgraded the rating of the senior unsecured debt of CNH Industrial N.V. and CNH Industrial Finance Europe S.A. to Ba1 from Ba2

## Q2 2018 | Ratios

- Liquidity to LTM revenue ratio at **28.1%**
- Industrial Gross debt (*) to Adj. Industrial EBITDA at **2.1x**
- Net Industrial debt (*) to Adj. Industrial EBITDA at **0.5x**

[1] Represents cash portion of debt maturities as of 06/30/2018
[2] Of which $0.7bn Restricted Cash

(*) Gross Debt represents third party debt only. Net Debt includes net intersegment debt, and is offset by cash and cash equivalents, restricted cash and derivative hedging debt

CNH INDUSTRIAL

Q2 & H1 2018 Results Review

July 26th, 2018

32

# Reconciliation of Total Debt to Net Debt (US GAAP)

| ($mn) | Consolidated | | Industrial Activities | | Financial Services | |
|---|---|---|---|---|---|---|
| | Jun 30, 2018 | Dec 31, 2017 | Jun 30, 2018 | Dec 31, 2017 | Jun 30, 2018 | Dec 31, 2017 |
| Third party debt | (24,353) | (25,895) | (5,436) | (6,461) | (18,917) | (19,434) |
| Intersegment notes payable | - | - | (1,547) | (982) | (1,676) | (1,641) |
| **Total (Debt)** (1) | **(24,353)** | **(25,895)** | **(6,983)** | **(7,443)** | **(20,593)** | **(21,075)** |
| Plus: | | | | | | |
| Cash and cash equivalents | 4,560 | 5,430 | 4,026 | 4,901 | 534 | 529 |
| Restricted cash | 657 | 770 | - | - | 657 | 770 |
| Intersegment notes receivables | - | - | 1,676 | 1,641 | 1,547 | 982 |
| Derivatives hedging debt | (10) | (7) | (10) | (7) | - | - |
| **Net (Debt) / Cash** (2) | **(19,146)** | **(19,702)** | **(1,291)** | **(908)** | **(17,855)** | **(18,794)** |

(1) *Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,547 million and $982 million as of June 30, 2018 and December 31, 2017, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,676 million and $1,641 million as of June 30, 2018 and December 31, 2017, respectively.*

(2) *The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $129 million and $659 million as of June 30, 2018 and December 31, 2017, respectively*

Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

CNH INDUSTRIAL

Q2 & H1 2018 Results Review

July 26th, 2018

33

# From Total Debt to Net Industrial Debt

| ($mn) | Jun 30, 2018 | Dec 31, 2017 |
|---|---|---|
| **Total (Debt)** (1) | **(24,353)** | **(25,895)** |
| Financial Services Third Party Debt | 18,917 | 19,434 |
| Intersegment Note Payables | (1,547) | (982) |
| Intersegment Note Receivables | 1,676 | 1,641 |
| Cash and cash equivalents | 4,026 | 4,901 |
| Restricted cash | - | - |
| Derivatives hedging debt | (10) | (7) |
| **Net Industrial (Debt) / Cash** (2) | **(1,291)** | **(908)** |

(1) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,547 million and $982 million as of June 30, 2018 and December 31, 2017, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,676 million and $1,641 million as of June 30, 2018 and December 31, 2017, respectively

(2) The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $129 million and $659 million as of June 30, 2018 and December 31, 2017, respectively

Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07)

| | Q2 2018 | Q2 2017 |
|---|---|---|
| **Net Industrial (Debt) / Cash at beginning of period** | **(1,923)** | **(2,170)** |
| Adj. EBITDA of Industrial Activities | 843 | 650 |
| Cash Interest and Taxes | (128) | (93) |
| Change in working capital | 240 | 49 |
| Changes in provisions and Other (1) | (145) | (94) |
| **Operating Cash flow** | **810** | **512** |
| PP&E Capex (2) | (97) | (91) |
| Other changes | (32) | 1 |
| **Net Industrial cash flow** | **681** | **422** |
| Capital increases and dividends (3) | (281) | (169) |
| FX and other (4) | 232 | (195) |
| **Change in Net Industrial Debt** | **632** | **58** |
| **Net Industrial (Debt) / Cash** | **(1,291)** | **(2,112)** |

(1) Including other cash flow items related to operating lease and buy-back activities
(2) Excluding assets sold under buy-back commitments and assets under operating leases.
(3) Including share buy-back transactions.
(4) In the three months ended June 30, 2017, this item also includes the charge of $17 million related to the early redemption of all outstanding Case New Holland Industrial Inc. 7⅞% Senior Notes due 2017

CNH INDUSTRIAL
Q2 & H1 2018 Results Review
July 26th, 2018

Debt Maturity Schedule | Breakdown Outstanding Jun 30, 2018 6M 2018 2019 2020 2021 2022 Beyond (4.5) Bank Debt (1.6) (0.9) (1.3) (0.3) (0.2) (0.2) (8.0) Capital Market (0.4) (1.4) (0.7) (1.7) (1.2) (2.6) (0.2) Other Debt (0.1) (0.0) (0.0) (0.0) (0.0) (0.0) (12.7) Cash Portion of (Debt) Maturities (2.0) (2.3) (2.0) (2.1) (1.4) (2.9) 5.2 Cash & Cash Equivalents 0.7 of which restricted cash 3.1 Undrawn Committed credit lines 8.4 Total Available Liquidity Note: Numbers may not add due to rounding ($mn)

Total Equity – US GAAP to EU-IFRS | Reconciliation Jun 30, 2018 Dec 31, 2017 Total Equity in accordance with US GAAP 4,579 4,232 Development costs 2,388 2,477 Other adjustments (84) (112) Tax impact on adjustments (600) (645) Deferred tax assets and tax contingencies recognition 688 732 Total adjustment 2,392 2,452 Total Equity in accordance with IFRS 6,971 6,684 ($mn) Note: 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

CV | Company performance | European Truck Industry (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) Q2         2015 2016 2017 2018             MKT SHARE(1) Light (3.5-7.49t) 14.5% 14.5% 14.5% 14.2% M&H (≥7.5t) 9.7% 9.8% 9.4% 8.5%   Europe (*) 12.7% 12.7% 12.6% 12.2% B-TO-B Light (3.5-7.49t) 1.01 0.90 0.93 0.80 M&H (≥7.5t) 1.24 1.09 0.95 0.78   Europe (*) 1.08 0.95 0.94 0.79           Δ 15/16 Δ 16/17 Δ 17/18         MKT SHARE(1) Light (3.5-7.49t)   0.0 p.p. 0.0 p.p. (0.3) p.p. M&H (≥7.5t)   0.1 p.p. (0.4) p.p. (0.9) p.p.   Europe (*)   0.0 p.p. (0.1) p.p. (0.4) p.p. ORDERS Light (3.5-7.49t)   9.8% (2.6)% (7.7)% M&H (≥7.5t)   (4.1)% (12.5)% (35.0)%   Europe (*)   4.8% (5.8)% (16.0)% DELIVERIES Light (3.5-7.49t)   23.7% (6.2)% 8.3% M&H (≥7.5t)   9.3% 0.2% (21.5)%   Europe (*)   19.2% (4.3)% (0.6)%

Geographic Information Certain financial and market information in this presentation has been presented by geographic area. CNH Industrial defines its geographic areas as NAFTA: United States, Canada and Mexico; EMEA: member  countries  of  the  European  Union, European Free Trade Association, Ukraine, Balkans, African continent, and Middle East (excluding Turkey); LATAM: Central and South America, and the Caribbean Islands; and APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine). Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported For Commercial Vehicles regions are defined as: Europe (the 27 countries where Commercial Vehicles competes, excluding United Kingdom and Ireland, for market share and total industry volume “TIV” reporting purpose); LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia, New Zealand) In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s and our segments’ operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our and our business segments’ core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows: Adjusted EBIT: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other postemployment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBITDA: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments). Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted Income Taxes:is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities. Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. The tables attached to this presentation provide reconciliations of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures.

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Federico Donati – Head of Global Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745